KRAGE & JANVEY, L.L.P.

ATTORNEYS AND COUNSELORS AT LAW

2600 SAN JACINTO TOWER

2121 SAN JACINTO STREET

DALLAS, TEXAS 75201

TELEPHONE 214/969-7500

FACSIMILE 214/220-0230

June 24, 2005

VIA EDGAR

Mr. Martin F. James

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities & Exchange

    Commission

Washington, DC 20549

Re:	Retractable Technologies, Inc. (“RTI” or the “Company”)

Form 10-KSB for Year Ended December 31, 2004

Filed March 31, 2005

File No. 001-16465

Dear Mr. James:

Pursuant to your request and our letter of June 7, 2005, this letter contains the Company’s responses to comments 3 and 4 which were set forth in your letter of May 24, 2005. Please note that we have included all prior correspondence (with the exception of exhibits) with the staff regarding these matters for your convenience. Please further note that certain information indicated by “****” has been redacted subject to a request for confidential treatment.

Form 10-KSB for the year ended December 31, 2004

Item 7 – Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition – Page F-9

3.	Describe to us the material terms of the discount reimbursement program established as part of the settlement agreements. Revise future filings to describe how you account for that arrangement. We note the disclosure on page F-22.

As part of the settlement agreements, a discount reimbursement program of $8,000,000, which is net of legal fees, was established whereby the Company shall be provided quarterly reimbursements for certain discounts given to participating facilities. The Company will offer certain discounts to participating facilities and will be reimbursed for such discounts.

The Company’s accounting policy with regard to recognition of reimbursements is described further on page F-11 as follows:

“Payments under the discount reimbursement program are recognized upon delivery of the product, provided collection is reasonably assured. Such amounts are presented in the Statements of Operations as a separate component of revenues.”

Disclosure regarding the settlement agreements, including the discount reimbursements, was previously the subject of conversations with Mr. Tony Lopez of the Office of the Chief Accountant (“OCA”) in regard to a Peer Review of the

Mr. Martin F. James

June 24, 2005

Company’s accountants, CF & Co., L.L.P. formerly Cheshier & Fuller, L.L.P (“CF & Co.”). The AICPA SECPS Peer Review Committee (the “Committee”) questioned whether the accounting treatment and related disclosures concerning the Company’s settlement agreements with Premier; Premier Purchasing Partners, L.P.; VHA, Inc.; Novation, L.L.C.; TYCO International (US) Inc.; and TYCO Healthcare Group L.P. we received as a result of the federal antitrust suit styled as RTI v. Becton Dickinson, Inc. et. al. were in accordance with generally accepted accounting principles. The Committee accepted the 2003 Peer Review report on the condition that our independent accountants consult with the OCA regarding the matter.

The Company and its Audit Committee authorized CF & Co. to make a written submission of questions to the OCA on March 11, 2004, concerning appropriate accounting and disclosure issues related to the litigation settlements accompanied with a request that all documents submitted be given confidential treatment as the settlement agreements in question are subject to a confidentiality agreement. The settlement agreements were included as exhibits to the submission. A team from OCA headed up by Mr. Tony Lopez reviewed the submission and discussed the matters with the Company, the Company’s outside legal counsel, and CF & Co. in various telephone conferences. On April 8, 2004, the OCA rendered its conclusions and instructed the Company to consult the Division of Corporation Finance (“Corp. Fin.”) with regard to filing an amended 10-KSB for the year ended December 31, 2003. The Company, in consultation with its outside legal counsel and CF & Co., worked with Corp. Fin. over the next few months to revise its disclosures. A Form 10KSB-A for the period ending December 31, 2003, which reflected amended disclosures was filed on September 14, 2004.

It is our understanding that Corp. Fin. believed that the appropriate course was for the Company to either disclose the length of time that the discounts were to be received or the dollar limit. The Company chose to disclose the dollar limit since it felt disclosure of the length of time could give it a competitive disadvantage.

Accordingly, the Company respectfully submits that it currently adequately describes how it accounts for these payments and that no revision of future filings is necessary.

Note 12. Litigation Settlements – Page F-22

4.	We note the material amount of attorney fees, court costs and legal expenses netted against the settlement amounts upon receipt and the statement of page 14 indicating that a liability for attorney fees is not incurred until proceeds

Mr. Martin F. James

June 24, 2005

are collected. Please supplementally explain to us your arrangement with the attorneys relating to legal costs on this litigation. Explain how the accounting is consistent with paragraph 8 of SFAS 5.

The contingency fee arrangement we had with our litigation counsel provided that if the Company received a settlement as a result of the litigation, the attorneys would first recoup their out of pocket expenses and then split the remaining proceeds with the Company. The attorneys received ****%1 of the remaining proceeds. The Company had no liability for any of the costs incurred by litigation counsel unless there was a cash settlement; i.e., if the Company did not settle for any money, or if there was no award from a jury, the Company would not owe the litigation counsel anything.

The Company did retain outside counsel to assist in the mediation discussion and reviewing the proceedings to potentially assist in any appeals process. The cost of the latter attorneys was an obligation of the Company which was included in General and Administrative Expense as incurred.

Paragraph 8 of SFAS 5 requires “an estimated loss from a loss contingency … shall be accrued by a charge to income if … information … indicates it is probable that … a liability had been incurred at the date of the financial statements.” The Company, due to the nature of the agreement with initial litigation counsel, had no liability for any expenses, and, even if the settlement proceeds were less than the litigation attorney’s costs, the Company had no obligation. Therefore, the Company never had any loss contingency attributable to this litigation. In addition, the recognition of the legal expenses matched the recognition of settlement proceeds.

As set forth in the response to comment no. 3 above, disclosure regarding the settlement agreements was previously the subject of conversations with Mr. Tony Lopez of the OCA in regard to a Peer Review of the Company’s accountants, CF & Co. The Committee questioned whether the accounting treatment and related disclosures concerning the Company’s settlement agreements with Premier; Premier Purchasing Partners, L.P.; VHA, Inc.; Novation, L.L.C.; TYCO International (US) Inc.; and TYCO Healthcare Group L.P. we received as a result of the federal antitrust suit styled as RTI v. Becton Dickinson, Inc. et. al. were in accordance with generally accepted accounting principles. The Committee accepted the 2003 peer review report on the condition that our independent accountants consult with the OCA regarding the matter.

1 This percentage has been omitted pursuant to a request for confidential treatment.

Mr. Martin F. James

June 24, 2005

The Company and its Audit Committee authorized CF & Co. to make a written submission of questions to the OCA on March 11, 2004, concerning appropriate accounting and disclosure issues related to the litigation settlements accompanied with a request that all documents submitted be given confidential treatment as the settlement agreements in question are subject to a confidentiality agreement. For your convenience, the following italicized information is a reproduction of the information provided in that submission, without revision except where footnoted and without exhibits:

On May 7, 2003, RTI announced that it had reached settlement agreements with Novation, L.L.C., VHA, Inc., Premier Inc., Premier Purchasing Partners, L.P., Tyco International (US) Inc., and Tyco Healthcare Group L.P., in its federal antitrust lawsuit, Retractable Technologies, Inc. v. Becton Dickinson & Co. et al. As part of the settlements, the litigation against Novation, VHA, Premier, and Tyco were dismissed. These agreements left Becton Dickinson & Co. as the sole remaining defendant in the case. See press release attached as Exhibit 3.

The initial proceeds from the settlements were first paid to cover expenses and then split between RTI and the attorneys representing RTI in the litigation. Settlement amounts per the agreements are as follows:

****2

•	$14,125,000 due within 10 business days of effective date (received 5/15/03)

•	$14,125,000 due on April 1, 2004

•	****[3]

****4

•	$10,000,000 due within 10 business days of effective date (received 5/15/03)

•	$4,250,000 due on or before December 31, 2003

•	$8,000,000 in the form of reimbursements of discounts given by RTI for sales to certain customers of ****[5], as defined. Amounts to be paid quarterly until they aggregate $8,000,000.

•	****[6]

****7

•	$****[8] to be allocated principally to paying the attorney’s and RTI’s costs incurred in the lawsuit (received 5/15/03)

Net settlements payments received on May 15, 2003, aggregated $14,608,120. Legal fees were ****%9 of the gross proceeds, after case expenses. The ****10 settlement immediately above was principally allocated to case

2 The name of the settling party has been omitted pursuant to a request for confidential treatment.

3 This bullet point has been omitted pursuant to a request for confidential treatment.

4 The name of the settling party has been omitted pursuant to a request for confidential treatment.

5 The name of the settling party has been omitted pursuant to a request for confidential treatment.

6 This bullet point has been omitted pursuant to a request for confidential treatment.

7 The name of the settling party has been omitted pursuant to a request for confidential treatment.

8 This amount has been omitted pursuant to a request for confidential treatment.

9 This percentage has been omitted pursuant to a request for confidential treatment.

10 The name of the settling party has been omitted pursuant to a request for confidential treatment.

Mr. Martin F. James

June 24, 2005

expenses with any excess split between RTI and its attorneys. The agreed to legal fee for the discount reimbursements from ****11 (another party) was set at $4,000,000 and was paid directly to the attorneys.

Pursuant to a Covenant Not to Sue agreement entered into on September 19, 2001, between the Company and Thomas J. Shaw, Chief Executive Officer, individually, Mr. Shaw received $728,609 of the initial payment proceeds to the Company under the settlement agreements. Under the terms of the Covenant Not to Sue, Mr. Shaw, as the licensor of the patented retractable technology manufactured by RTI, agreed not to pursue claims for damages that he could have pursued as an individual against the defendants in the aforementioned litigation, in exchange for a percentage of any recovery obtained by RTI in the lawsuit, net of court costs, litigation expenses, and attorney’s fees.

The settlement agreements contain confidentiality provisions and were filed with the court under seal. The confidentiality provisions of the settlement agreements specifically provide for confidential treatment as to the aggregate amount and amounts owed by individual defendants which was a material issue negotiated by the defendants. The parties are subject to monetary penalties for violation of such confidentiality provisions. The settlement agreements are included as Exhibits 4, 5, and 6.

Specific accounting, financial reporting, or auditing question raised, the conclusions reached, and the basis for such conclusions.

•	The amounts of net settlement proceeds to be recognized as income and the timing of such recognition

The conclusion was reached that fixed amounts to be received in the future should not be accrued until an event occurs that provides some assurance that they will be collected. This is believed to be a conservative approach that reflects economic reality and does not unduly raise investors’ expectations.

The collection of remaining fixed amounts under the settlement agreements was very uncertain. These amounts are not secured, collateralized or held in escrow. RTI has no access to the financial statements or other information of Novation and Premier who are also privately held companies. Novation and Premier are also the subject of various government investigations and are at risk of having assets frozen or being forced to shut down. FASB Current Text C59.129 states that the inability to make a reasonable estimate of the amount of loss from uncollectible receivables precludes accrual and may suggest that the installment method of revenue recognition be used, if there is significant uncertainty as to collection.

11 The name of the settling party has been omitted pursuant to a request for confidential treatment.

Mr. Martin F. James

June 24, 2005

There is also not a reasonable basis for estimating the collectibility of settlement payments in the form of reimbursements of discounts given by RTI for sales to certain customers. The Company has no experience with these types of arrangements and does not have any knowledge of other enterprises in its industry with similar arrangements. These amounts are not secured, collateralized, or held in escrow. The circumstances require the use of the installment method of accounting under criteria found in FASB Current Text R75.

Settlements related to educational programs do not appear to constitute revenues since they only have an indirect benefit to RTI. The programs are educational in nature and are not advertising. The money is to be spent directly by the defendants, but Retractable does have some control over the contents.

•	The extent of disclosure of the terms of the settlement agreements

It was determined that disclosure of fixed amounts to be received in the future would not specify the dollar amounts. Neither would provisions to improve market access specify the amount of rebates that could be earned. These decisions were based on confidentiality clauses of the agreements, the extreme uncertainty over the collection of any of these amounts, and the principle of conservatism.

•	The extent of disclosure of attorney fees and case expenses

It was concluded that settlements should be reported net of legal fees and case expenses, without parenthetical disclosure of the amounts of such fees and expenses. The court disbursed the legal fees and expenses directly to the attorneys. The agreements also contain confidentiality provisions limiting disclosure of amounts to the minimum required by SEC rules and regulations. No definitive GAAP or examples where such fees were disclosed were found. Conceptual support is contained in SOP 96-1 where it states in paragraph .149 that cost recoveries should be netted against environmental remediation expenses and reported as one line item in the income statement.

•	Whether net settlement revenues recognized in the statement of operations should be presented as an extraordinary item

Net settlement revenues were determined to be infrequent in occurrence,

Mr. Martin F. James

June 24, 2005

but not unusual in nature. The definition of an extraordinary item in FASB Current Text I17 requires both criteria to be met. Items that meet one, but not both criteria, were shown as a separate component of income from continuing operations following FASB Current Text I22.

Also see a letter from Krage & Janvey, L.L.P., RTI’s securities counsel, included as Exhibit 7.

Mr. Martin F. James

June 24, 2005

Outline of the possible alternative answers considered and rejected.

The only other alternative considered was to accrue all fixed amounts due in the future and fully offset that amount with an allowance for doubtful accounts.

In a conference call on April 8, 2004, Mr. Lopez communicated to the Company the understanding that disclosure relating to the settlements along the following guidelines was appropriate:

1.	The staff would not object if fixed amounts were not accrued;

2.	The settlement amounts could be presented net of legal fees in the Statements of Operations;

3.	Fixed amounts to be received in the future should be disclosed and negative assurance should be given with regard to collectibility, if appropriate;

4.	The aggregate amount of legal fees and expenses related to the settlements should be disclosed;

5.	The rebate (or discount) program should be disclosed. Such disclosures should include the period of time the rebates are available, but it was not necessary to disclose the maximum dollar amount possible of such rebates; and

6.	Rebates earned should be shown as a separate line item under revenues.

Pursuant to our discussions, the Company drafted revised disclosures and, upon notice of no immediate objection, amended its filings. Accordingly, the Company respectfully submits that revision of its future filings is not necessary.

Finally and pursuant to your request, attached hereto as Exhibit A is a statement by RTI acknowledging, among other things, its responsibility for the adequacy and accuracy of the disclosures in its filings.

Very truly yours,

/s/ Ralph S. Janvey
Ralph S. Janvey

RSJ/clm
Enclosure

EXHIBIT A

RETRACTABLE TECHNOLOGIES, INC. ACKNOWLEDGMENT

Retractable Technologies, Inc. hereby acknowledges that, in connection with responding to SEC staff comments 3 and 4 in a letter dated May 24, 2005:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	RTI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 24, 2005	RETRACTABLE TECHNOLOGIES, INC.

/s/ Thomas J. Shaw
THOMAS J. SHAW PRESIDENT AND CHIEF EXECUTIVE OFFICER

/s/ Douglas W. Cowan
DOUGLAS W. COWAN
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

EXHIBIT A – Page Solo